Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-176914

$15,500,000 The Goldman Sachs Group, Inc. Callable Step-Up Fixed Rate Notes due 2034

We will pay you interest semi-annually on your notes at a rate of 4.00% per annum from and including August 28, 2014 to but excluding August 28, 2022. We will pay you interest semi-annually on your notes at a rate of 4.25% per annum from and including August 28, 2022 to but excluding August 28, 2030. We will pay you interest semi-annually on your notes at a rate of 5.00% per annum from and including August 28, 2030 to but excluding August 28, 2032. We will pay you interest semi-annually on your notes at a rate of 6.00% per annum from and including August 28, 2032 to but excluding August 28, 2033. We will pay you interest semi-annually on your notes at a rate of 8.00% per annum from and including August 28, 2033 to but excluding the stated maturity date (August 28, 2034). Interest will be paid on each February 28 and August 28. The first such payment will be made on February 28, 2015.

In addition, we may redeem the notes at our option, in whole but not in part, on each February 28, May 28,
August 28 and November 28 on or after August 28, 2015, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial price to public	100.000%	$15,500,000
Underwriting discount	3.347%	$518,785
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	96.653%	$14,981,215

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 28, 2014 and must be paid by the purchaser if the notes are delivered after August 28, 2014. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Goldman, Sachs & Co.	Incapital LLC

Pricing Supplement No. 3097 dated August 26, 2014.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Prospectus supplement dated September 19, 2011

•	Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no. 3097 dated August 26, 2014 (pricing supplement) and the accompanying prospectus dated September 19, 2011 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated September 19, 2011 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2034

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $15,500,000

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date: August 26, 2014

Original issue date: August 28, 2014

Stated maturity date: August 28, 2034

Interest rate: 4.00% per annum from and including August 28, 2014 to but excluding August 28, 2022; 4.25% per annum from and including August 28, 2022 to but excluding August 28, 2030; 5.00% per annum from and including August 28, 2030 to but excluding August 28, 2032; 6.00% per annum from and including August 28, 2032 to but excluding August 28, 2033; 8.00% per annum from and including August 28, 2033 to but excluding August 28, 2034

Supplemental discussion of U.S. federal income tax consequences: Subject to the discussion set forth in the section referenced below regarding short-term debt securities, it is the opinion of Sidley Austin LLP that interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes). Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition

(other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note.

Interest payment dates: February 28 and August 28 of each year, commencing on February 28, 2015 and ending on the stated maturity date

Regular record dates: for interest due on an interest payment date, the day immediately prior to the day on which payment is to be made (as such payment date may be adjusted under the applicable business day convention specified below)

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option, in whole but not in part, on each February 28, May 28, August 28 and November 28 on or after August 28, 2015, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 138 of the accompanying prospectus

CUSIP no.: 38147QEZ5

ISIN no.: US38147QEZ54

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities:

Your notes could be subject to a U.S. withholding tax of 30% under FATCA. This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA. The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange, redemption or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA. You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements. This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange, redemption or maturity of the notes on or after January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes. Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. For more information, see “Additional Information About the Notes—What are the Tax Consequences of the Notes—Foreign Account Tax Compliance Act (FATCA) Withholding” below.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each February 28, May 28, August 28 and November 28 on or after August 28, 2015, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

As of the original issue date, the notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on August 28, 2022 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the notes will be deemed to be reissued at their adjusted issue price on August 28, 2022. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increase in the interest rate on August 28, 2030, August 28, 2032 and August 28, 2033. If the notes are not called on the interest payment date occurring on August 28, 2033, then, because the period between the interest payment date on August 28, 2033 and the stated maturity date of the notes is one year or less, the notes, upon their deemed reissuance on August 28, 2033, could be treated as short-term debt securities for OID purposes (but not for purposes of determining the holding period of your notes). For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “United States Taxation — Taxation of Debt Securities — United States Holders — Short-Term Debt Securities” in the accompanying prospectus.

Under this approach, and subject to the discussion above regarding short-term debt securities, interest on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. The deductibility of capital losses is subject to significant limitations.

Foreign Account Tax Compliance Act (FATCA) Withholding. FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements. This withholding tax could also apply to all payments made upon the sale, exchange, redemption or maturity of the notes by a non-compliant payee. In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S. owners). Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant. A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account. Accordingly, if you receive payments through a chain that includes one or more non-U.S. payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding. This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes. In addition, the withholding tax described above could apply to payments made upon the sale, exchange, redemption or maturity of the notes on or after January 1, 2017. We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts. You should consult your tax advisor regarding FATCA. You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$7,750,000
Incapital LLC	7,750,000

Total	$15,500,000

Notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this pricing supplement. The underwriters intend to purchase the notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 3.347% of the principal amount of the notes. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 2.747% of the principal amount of the notes. If all of the offered notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms. In addition to offers and sales at the initial price to public, the underwriters may offer the notes from time to time for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate face amount of notes specified on the front cover of this pricing supplement.

Please note that the information about the initial price to public and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction by Goldman, Sachs & Co. or any other affiliate of The Goldman Sachs Group, Inc. after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through FINRA member broker-dealers registered with the U.S. Securities and Exchange Commission.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $15,000.

We will deliver the notes against payment therefor in New York, New York on August 28, 2014, which is the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.

The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. and Incapital LLC that they may make a market in the notes. Goldman, Sachs & Co. and Incapital LLC are not obligated to do so and may discontinue marketmaking at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Goldman, Sachs & Co., one of the underwriters, is an affiliate of The Goldman Sachs Group, Inc. Please see “Plan of Distribution—Conflicts of Interest” on page 137 of the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$15,500,000

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate

Notes due 2034

Goldman, Sachs & Co.

Incapital LLC